December 13, 2011

Linda Cvrkel, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.D. 20549

Re:           SkyShop Logistics, Inc.
 Form 10-K for the year ended December 31, 2010
 Filed March 17, 2011
 File No. 000-52137

Dear Ms. Cvrkel:

This letter responds to your letter dated October 19, 2011, to Albert P. Hernandez, Chief Executive Officer of SkyShop Logistics, Inc. (“SkyShop”).

The following paragraphs correspond to the numbering system of your letter:

1.             SEC Comment.  We note that you classify the impairment of long-lived assets with other expenses, separate from operating loss.  Please revise future filings to reflect these amounts as components of operating income (loss).  Refer to ASC 360-10-45-4.

Company Response:  We will revise future filings to reflect these amounts as components of operating income (loss).  Refer to ASC 360-10-45-4.

2.            SEC Comment:  Please tell us, and revise future filings to include the fair value disclosures for assets and liabilities valued at fair value on a nonrecurring basis in accordance with ASC 820-10-50-5.  For example, we note that impairment charges were recognized with respect to certain of the company’s long-lived assets during both 2009 and 2010 and would be subject to such disclosure requirements.

Company Response:  We will revise future filings to include the fair value disclosures for assets and liabilities valued at fair value on a nonrecurring basis in accordance with ASC 820-10-50-5.  The following is an example of disclosures applicable to the Company’s 2009 and 2010 fiscal year.

Linda Cvrkel, Branch Chief
Division of Corporation Finance
December 13, 2011

During 2009, in accordance with the provisions of FASB Codification Topic 350, Intangible – Goodwill and Other, based on Management’s analysis, the License Agreement was determined to be fully impaired and an expense was recorded for the remaining net book value of $76,160. During 2010, the Company determined that the carrying amount of a non-compete agreement exceeded its fair value and recognized an impairment charge of $139,041.  The Company determined the fair value of the non-compete agreement using the discounted cash flows method and management’s estimates of expected revenue and the amount of revenue that would be lost in the absence of the non-compete agreement based on historical experience and expectations of future activity.  The Company had no assets presented at fair value on a non-recurring basis as of December 31, 2009.  The following table presents the Company’s assets presented at fair value on a non-recurring basis as of December 31, 2010.

Asset Description	Fair Value as of December 31, 2010	Carrying Value as of December 31, 2010	Fair Value Hierarchy	Valuation Technique Used to Estimate Fair Value	Inputs to the Valuation Model Used
Intangible Assets - Non-Compete Agreement	$307,000	$307,000	Level 3 – Significant Unobservable Inputs	Discounted Cash Flows	Management Estimates of Future Revenue and Loss of Revenues that Would Occur if Non-Compet were Not in Place

This is to acknowledge and confirm that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Albert P. Hernandez
Albert P. Hernandez,
Chief Executive Officer